SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

LIVE NATION ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

538034109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 538034109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,181,563

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 39,181,563

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,181,563

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 20.79%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)                                  For purposes of calculating the percentage of beneficial ownership of the Reporting Person after giving effect to the issuance of the Additional Shares on June 17, 2011, the total number of shares of Common Stock considered to be then outstanding is 188,496,514 based on information provided by the Issuer.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIVE NATION ENTERTAINMENT, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Live Nation Entertainment, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on February 1, 2010, as amended by Amendment No. 1 filed with the Commission on March 3, 2010, Amendment No. 2 filed with the Commission on November 10, 2010, Amendment No. 3 filed with the Commission on November 22, 2010, and Amendment No. 4 filed with the Commission on February 9, 2011  (collectively, the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 5 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

As previously disclosed, on February 4, 2011 the Reporting Person entered into the Subscription Agreement with the Company, pursuant to which, among other things, the Reporting Person agreed to purchase the Additional Shares, subject to, among other conditions, the approval of the Company’s stockholders.  On June 15, 2011, the Company’s stockholders approved the issuance of the Additional Shares to the Reporting Person and on June 17, 2011 the Reporting Person purchased the Additional Shares at a price of $10.4784 per share.  The Reporting Person used available cash on hand to purchase the Additional Shares.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained under Item 3 above is incorporated by reference in this Item 4.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described herein and in Item 6 of the Liberty Schedule 13D.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Issuer or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and replaced in its entirety with the following:

(a) and (b)                 The Reporting Person has the sole power to vote or to direct the voting of 39,181,563 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of Common Stock, representing approximately 20.79% of the outstanding shares of Common Stock.  For purposes of calculating the percentage of beneficial ownership of the Reporting Person after giving effect to the issuance of the Additional Shares on June 17, 2011, the total number of shares of Common Stock considered to be then outstanding is 188,496,514 based on information provided by the Issuer.

(c)                                                               Neither the Reporting Person nor, to the knowledge of the Reporting Person, except as provided below, any Schedule 1 Person has effected any transactions in the Common Stock during the 60 days preceding the date hereof.  On June 15, 2011, Gregory B. Maffei, President and Chief Executive Officer of the Reporting Person and member of the Company’s board of directors, was granted a restricted stock award of 11,583 shares of Common Stock, which vests in full on June 15, 2012.

(d)                                                              Not applicable.

(e)                                                               Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President and General Counsel

Dated: June 28, 2011